

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2025

Kirk Huntsman
Chief Executive Officer
Vivos Therapeutics, Inc.
7921 Southpark Plaza, Suite 210
Littleton, CO 80120

       Re: Vivos Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed February 11, 2025
           File No. 333-284834

Dear Kirk Huntsman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Juan Grana at 202-551-6034 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Industrial Applications and Services

cc: Lawrence A. Rosenbloom, Esq.